UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                   SCHEDULE 14A INFORMATION

            Proxy Statement Pursuant to Section 14(a)
              of the Securities Exchange Act of 1934
                       (Amendment No. 2)

[  ] Filed by the Registrant

[ X] Filed by a Party other than the Registrant


Check the Appropriate Box:

[ X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[  ] Definitive Proxy Statement

[  ] Definitive Additional Materials

[  ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or
     Sec. 240.14a-12

                    MASON DIXON BANCSHARES, INC.
          -------------------------------------------------
          (Name of Registrant as Specified in Its Charter)

           BARBARA S. FLOYD/CONCERNED SHAREHOLDERS GROUP
          ------------------------------------------------
          (Name of Person(s) Filing Proxy Statement if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X ] No filing fee required

[  ] Fee computed on table below per Exchange Act Rules
14a-6(i)(4) and O-11.


     1) Title of each class of securities to which transaction applies:


     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     4)   Proposed maximum aggregate value of transaction:

     5)   Total fee paid:

[  ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously paid:

     2)   Form, Schedule or Registration Statement No.:

     3)   Filing Party:

     4)   Date Filed:

          AMENDED PRELIMINARY PROXY STATEMENT

Important: CSG is not currently asking you for a proxy and you are requested not to send us a proxy at this time!

                CONCERNED SHAREHOLDERS GROUP

                      P.O. Box 1495
                   Glen Burnie, MD 21060
                  Telephone: 410-384-7963
                    Fax: 410-315-6987

Group Members: Hildebert and Mary Ellen Criste, Clarke Langrall, Julius Zulver, Charles Miller, Daniel and Mary Jane Sheppard, Alvie, Allan and Jennifer Spencer, Allan Roadcap, Jeffrey, Jan and Jon Denner, Rudolph and Joanne Linder, Irving Cohen, Barbara Floyd, and Waisom & Co.


                                April __, 1997



To Our Fellow Shareholders in Mason-Dixon Bancshares, Inc.:

     We, the Concerned Shareholders Group, are a group of your fellow shareholders in Mason-Dixon Bancshares, Inc. We joined together last year because we became alarmed upon learning that at least one inquiry from another banking institution about a possible acquisition of Mason-Dixon had been conveyed to William
B. Dulany, Chairman of the Board of Directors,    without that
inquiry being  reported to the full Board of Directors (the
"Board").    Furthermore, we believe the failure to  report that
inquiry was part of an intentional strategy. We believe that such efforts do not enhance shareholder value and show a disregard for all shareholders as owners of the corporation.

     We are seeking your Proxy to elect two new Directors of Mason-Dixon and to vote for a shareholder proposal (the "Proposal") which we believe will maximize shareholder value. We believe that Mason- Dixon's current Board of Directors has failed to maximize shareholder value. WE ARE SHAREHOLDERS, JUST LIKE YOU. In fact, all the group's current members were shareholders of either Mason-Dixon or one of its subsidiaries, Carroll County Bank and Bank of Maryland, for years before we joined together last year. We are spending our money in an attempt to help all shareholders of the Corporation. We have taken these actions after attempting to express our concerns to the Board of Directors and officers of the Corporation ("Management") and not being satisfied with the Corporation's reaction. In fact, the Board and Management directed the Corporation to institute a lawsuit against our members seeking, among other things, to exclude the presentation of the Proposal to you at the 1997 Annual Meeting of Shareholders scheduled for April 19, 1997.

     A Board of Directors' primary functions include the supervision of Management's performance and the representation of shareholders' interests in development and advancement of the Corporation's plans and goals. The following summary evidences the need for a change in the Board of Directors:


     * CSG believes the Board is unwilling to explore and consider acquisition inquiries based on the disposition of the Dauphin Deposit acquisition inquiry, discussed below. As stated in a letter to the Securities and Exchange Commission, dated March 11, 1997, Management believes it is appropriate to "just say no" to a potential merger without first doing some homework. Although the directors may legally do this, CSG believes that the more responsible position - a position that ensures that merger possibilities will not be causally dismissed and which CSG believes would ensure the maximization of shareholder value - would be to fully investigate potential acquisition transactions.

     * The acquisition inquiry, referred to above, occurred in September of 1995, when Dauphin Deposit Corporation, parent of Dauphin Deposit Bank & Trust Company, ("Dauphin") made a presentation to Mr. Dulany. Dauphin indicated its interest in exploring the possibility of acquiring Mason-Dixon, but Mr. Dulany did not report that interest to the rest of the Board. Dauphin has since agreed to merge with First Maryland Bancorp, a subsidiary of Allied Irish Banks, Plc, at a price of
approximately two point four (2.4) times book value.    We have
instituted a suit seeking class action status on behalf of all shareholders against Mr. Dulany and Mr. Ferguson to recover any loss based upon the failure of Mr. Ferguson and Mr. Dulany to report the Dauphin Deposit inquiry. These allegations have not yet been passed on by a court.



     * The Board opposes a portion of the Proposal which advocates a change in Article 7 of the Corporation's Articles of Incorporation which would require the Board, when evaluating a potential acquisition, to hold the interests of the shareholders paramount to any other factors which may legally be considered by the directors.

     * As we have asserted in the claims filed with the Court, we believe that the Board has engaged in a number of transactions and activities which have wasted Mason-Dixon's assets and have damaged the Corporation and us, its shareholders. CSG has alleged that the Directors have engaged in corporate waste by bringing the lawsuit, adopting alleged golden parachute plans and retaining Alex Brown as the Corporation's financial advisor.

     For these reasons, and for the reasons set forth in the accompanying Proxy Statement dated April __, 1997, We seek your proxy. If successful, the new directors will commit their best efforts to improving the Corporation's performance and to enhancing the value of your investment. We thank you, in advance, for your support. If you have any questions, please do not hesitate to contact the undersigned at (410) 315-6987.

                      Very truly yours,


                      Barbara S. Floyd
                      Chairperson, Concerned Shareholders Group

:69368

               AMENDED PRELIMINARY PROXY STATEMENT

Important: CSG is not currently asking you for a proxy and you are requested not to send us a proxy at this time!

                 CONCERNED SHAREHOLDERS GROUP
                       P.O. Box 1495
                   Glen Burnie, MD 21060
                  Telephone: 410-384-7963
                    Fax: 410-315-6987

Group Members: Hildebert and Mary Ellen Criste, Clarke Langrall, Julius Zulver, Charles Miller, Daniel and Mary Jane Sheppard, Alvie, Allan and Jennifer Spencer, Allan Roadcap, Jeffrey, Jan and Jon Denner, Rudolph and Joanne Linder, Irving Cohen, Barbara Floyd, and Waisom & Co.

         PLEASE CALL THE CONCERNED SHAREHOLDERS GROUP
                     AT 410-384-7963

                  CONCERNED SHAREHOLDER GROUP
                        P.O. Box 1495
                    Glen Burnie, MD 21060
                   Telephone: 410 384-7963
                      Fax: 410-315-6987

             AMENDED PRELIMINARY PROXY STATEMENT OF
                 CONCERNED SHAREHOLDERS GROUP

              1997 ANNUAL MEETING OF SHAREHOLDERS
                OF MASON-DIXON BANCSHARES, INC.
                  TO BE HELD APRIL 19, 1997


To our fellow Mason-Dixon Bancshares, Inc. Shareholders:

     This Proxy Statement and the enclosed BLUE Proxy Card are furnished by the members (the "Members") of the Concerned Shareholder Group ("CSG") to holders of the common stock, par value $1.00 per share (the "Common Stock"), of Mason-Dixon Bancshares, Inc., a Maryland corporation (the "Corporation" or "Mason-Dixon"), in connection with the solicitation of proxies for use at the 1997 Annual Meeting of Shareholders and at any and all adjournments or postponements thereof (the "Meeting"). According to management's proxy statement ("Management's Proxy Statement"), dated March 17, 1997, the Meeting will be held on Saturday, April 19, 1997, at 10:00 a.m., at Wakefield Valley Golf Club, 100 Fenby Farm Road, Westminster, Maryland 21158, and the record date for determining shareholders of the Corporation (the Shareholders") who are entitled to notice of and to vote at the Meeting is February 28, 1997 (the "Record Date").

     THIS SOLICITATION IS MADE BY CSG AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OF THE CORPORATION. This Proxy Statement and the BLUE Proxy Card are first being mailed or furnished to Shareholders on or about April __, 1997.

    Important: CSG is not currently asking you for a proxy and you are requested not to send us a proxy at this time!

    At the Meeting, four (4) Class II directors will be elected to hold office for a three year term, expiring in 2000, and until the successor of each has been elected and qualified. In opposition to the solicitation of proxies by the Board of Directors of the Corporation (the "Board"), CSG is proposing a slate of two nominees for election as directors of the Corporation (the "Shareholder Nominees"), and is seeking your vote for such nominees. CSG is also soliciting your proxy to vote in favor of the approval and adoption of a shareholder proposal (the "Proposal"), attached hereto as Exhibit A. The reasons for our solicitation of your proxy are explained in further detail in this Proxy Statement.

    YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. In order to vote in favor of the matters set forth herein, please sign and date the enclosed proxy/ revocation. Your proxy/ revocation allow CSG to vote your shares of Common Stock as set forth herein and revokes any earlier dated and any undated proxy that you may have previously granted to the Corporation or another person.

     If you change your mind and want to revoke a proxy granted in favor of either CSG or the Corporation, you may revoke that proxy by (i) delivering written notice of revocation to the Secretary of the Corporation, or (ii) executing a later dated proxy, or (iii) attending the meeting and voting in person. If you decide to revoke a proxy granted to CSG, please call Barbara
S. Floyd, Chairperson of CSG, at (410) 384-7963.

     If your shares of Common Stock are registered in your own name, please sign, date and mail the enclosed BLUE Proxy Card to CSG in the post-paid envelope provided for that purpose. If your shares are held in the name of a brokerage firm, bank nominee, trustee or other institution, only that firm or institution can sign a proxy card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, please contact the person responsible for your account immediately, and give instructions for the signing of a proxy card with respect to your shares. CSG urges you to confirm your instructions, in writing, to the person responsible for your account and to provide CSG a copy of your instructions, at the address indicated below, so that CSG will be aware of all instructions given and can attempt to ensure that such instructions are followed. If you have any questions about executing your BLUE Proxy Card or require assistance, please contact CSG or Barbara S. Floyd,
Chairperson: Phone: (410) 384-7963; Fax: (410) 315-6987; Address:
P.O. Box 1495, Glen Burnie, MD 21060.

REASONS FOR THE SOLICITATION

BACKGROUND AND SUMMARY

     CSG is fully and unequivocally committed to maximizing Shareholder value and to providing means to realize that value. In CSG's opinion, and in the opinion of the Shareholder Nominees, the present Directors are not representing the interests of the Shareholders in a manner that will maximize the Shareholders' return on their share ownership.

     On November 8, 1996, Barbara Floyd met with Thomas K. Ferguson, President, Chief Executive Officer and a Director of the Corporation, and expressed some of the group's concerns. Ms. Floyd and the group have not been satisfied with the Corporation's reactions to those concerns.

     On December 9, 1996, the Corporation, through its Board, filed suit against CSG and the Members in the United States District Court for the District of Maryland (the "Court"), alleging violations of federal securities laws and Maryland law. The Corporation asked the Court to award preliminary and permanent injunctive and declaratory relief. The Corporation sought to have the Court, among other things, prohibit CSG from soliciting proxies for the annual meeting and declare that CSG's shareholders proposal did not have to be placed before shareholders. The Court did not grant those requests, though it did decide that other actions should be taken.

     In that litigation, the Board specifically alleged that CSG had violated federal securities law by filing a Schedule 13D that contained allegedly false and misleading statements. On December 31, 1996, CSG informed the Court and the Board that it would voluntarily file an amended 13D. CSG filed an amended 13D on January 3, 1997. A hearing was held in the Maryland District Court on this matter on February 21 , 1997. The Judge found that no statements made by CSG in the original 13D were false and that two of the statements which the Board had challenged were neither false nor misleading. The Court did decide, however, that three statements made by CSG in the original 13D were misleading unless some additional information was provided and that a shareholder could be mislead. A letter from the Court providing that additional information was previously sent to you.

     The Board also alleged that CSG had violated Maryland law by failing to disclose the acquisition of 5.1% of the Corporation's stock to the Maryland Commissioner of Financial Regulations and that CSG should have disclosed that a possibility existed that such a violation could have occurred in its Schedule 13D. CSG has always maintained that the Maryland law in question does not apply to their activities. If the Commissioner determines that CSG has violated Maryland law, the penalty could be revocation of voting rights of the common stock for a period of five (5) years. The Court has not determined that CSG violated Maryland law; however, it did determine that the possibility that such a violation had occurred should be disclosed and, therefore, the Court did disclose that possibility in the letter previously sent to you.

     CSG initiated its own claims against the Corporation and its directors on March 13, 1997. CSG alleged that the directors breached their fiduciary duty by not reporting inquiries regarding possible interest in the acquisition of the Corporation, and have engaged in corporate waste by bringing the lawsuit, adopting alleged golden parachute plans and retaining Alex Brown as the Corporation's financial advisor. The Members also instituted an action which seeks class action status for a claim on behalf of all Shareholders against Mr. Ferguson and Mr. Dulany. Shareholders will receive more information about that lawsuit in the future.

     CSG determined to solicit proxies for the election of the Shareholder Nominees because it is convinced that the Corporation must develop a better business plan to increase Shareholder value, and because it believes that the Corporation's financial performance under the current Board and management has not been satisfactory. CSG believes that the Corporation's business plan should consider and study a number of alternatives, including, but not limited to, the sale or merger of the Corporation or the Bank to or with an unaffiliated third party.

     CSG believes, due to the significant and unprecedented consolidation trend the banking industry currently experiences, that now is the time to actively consider and pursue such alternatives, and that to ignore such alternatives is to risk missing possible opportunities to realize the value of your shares. Because of the current level of interest on the part of potential acquirors, recent bank acquisitions have been announced and completed at attractive earnings and book value multiples. CSG is concerned that the Corporation's ability to effect a transaction on such attractive terms may diminish as the consolidation trend matures or if Mason-Dixon's financial performance deteriorates in the hands of current management. Additionally, as a result of industry consolidation, CSG believes the Bank may, in the future, be competing against financial institutions with larger assets, higher levels of service, more attractive products and more experienced management.

     Any sale of the Bank or merger or consolidation of the Corporation would be subject to regulatory approvals from the appropriate regulatory agencies. In addition, such a transaction would be subject to your approval as a Shareholder of the Corporation. CSG's intent is to make it possible to explore the possibilities of a merger or sale transaction and, if appropriate, to cause such a transaction to be submitted to you for your consideration. CSG's nominees will also urge the Board to develop and implement both short-term and long-term strategies to make the Bank a significant competitor and to strengthen its financial performance, thus benefitting all Shareholders, regardless of whether a potential sale or merger is being investigated.


Additional Information - Potential Conflicts of Interest

     Ms. Floyd entered into a service agreement with the other members of CSG (the "Agreement") whereby she will be compensated for providing general administrative services as follows: 5% of the difference between the acquisition price per share and $17.50 upon acquisition of Mason-Dixon by any acquiror or 5% of the difference between the stock price on the date the Service Agreement is terminated and $17.50. Also, CSG will reimburse her for her reasonable out-of-pocket expenses incurred in performing her duties. This agreement only exists between the Members and Ms. Floyd - this Agreement does not affect any other shareholders. The service agreement gives Ms. Floyd a personal financial stake in the event that the company is sold or acquired by a third party over and above her interest as a shareholder. Her personal financial interest in such a transaction may create a conflict of interest that may preclude her from voting on or participating in any discussion of such a transaction, so long as the Service Agreement remains in effect. This agreement only exists between the Members and Ms. Floyd - this Agreement does not affect any other shareholders.

     During the last quarter of 1996, Ms. Floyd was granted proxies giving her the power to vote the shares of each of the Members. However, as reported by CSG in the amended 13D, these proxies were revoked as of January 4, 1997, and the Court ordered recision of any Proxy or Power of Attorney not previously rescinded. Furthermore, Ms. Floyd and the members of CSG were ordered to make future solicitations in full conformity with applicable federal securities laws and regulations.

     In September 1992, Ms. Floyd filed a claim against the Corporation with the Equal Employment Opportunity Commission based on pay discrimination. The EEOC found no cause for Ms. Floyd's claim. Thereafter, Ms. Floyd instituted a lawsuit against Mason-Dixon seeking $300,000 in damages. The matter was concluded with an offer of judgment under the Federal Rules of Civil Procedure and the payment of $6,000 by the Corporation to Ms. Floyd.



                   CSG STRATEGIC PLAN

     CSG believes Shareholder interests will be maximized, and the financial condition of the Corporation will be improved, by implementing certain actions. If the Shareholder Nominees are elected, such nominees intend to:

     (i) encourage management to develop a comprehensive strategic business plan which may include the sale of the Bank, or some other strategic action, so that Shareholders may realize the value of their holdings;

     (ii) appoint a committee of the Board composed of independent directors to actively explore and consider acquisition and merger proposals for the Corporation and the Bank;

    (iii) explore all available options to enhance Shareholder value and provide a means for Shareholders to realize such value;
and

    (iv) strengthen existing management in order to improve financial performance.


             CSG CONCERNS WITH CURRENT MANAGEMENT

     CSG believes, as stated in the Proposal, that the Board should investigate all potential sale or merger inquiries from
appropriate, financially capable entities.   The Maryland
District Court found that Mr. Ferguson's statements have indicated that the Corporation intends to remain independent.

     CSG believes that the election of the Shareholder Nominees would increase the likelihood that elements of the CSG strategic plan would be implemented. CSG's nominees, if elected, would be only 2 directors out of 12, and there can be no assurance that the Shareholder Nominees will succeed in persuading the Board to implement the CSG strategic plan referred to above. Neither CSG nor the Shareholder Nominees are working on behalf of or as representatives of any potential acquiror of the Corporation or the Bank. CSG and the Shareholder Nominees are only committed to maximizing the value of the investments of all of the Shareholders of the Corporation.

     CSG alleges that the Board has engaged in a number of transactions and activities which have wasted Mason-Dixon's assets and have damaged the Corporation and us, its shareholders.
 As asserted by CSG in its lawsuit, CSG alleges that the Corporation and the Board engaged in Corporate Waste by bringing the lawsuit, adopting alleged golden parachute plans and retaining Alex Brown as the Corporation's financial advisor.


                GENERAL PROXY INFORMATION

PROXY CARD VOTING

     The enclosed BLUE Proxy Card may be executed only by holders of record at the close of business on the record date, February 28, 1997. As of the Record Date, CSG and the Shareholder Nominees were the owners of an aggregate of 239,118 shares of Common Stock, representing approximately 4.5% of the Common Stock outstanding on the Record Date. According to Management's Proxy Statement, as of the Record Date, there were 5,306,851 shares of Common Stock outstanding.

     The shares of Common Stock represented by each BLUE Proxy Card which is properly executed and returned to CSG will be voted at the Meeting in accordance with the instructions marked thereon. Executed but unmarked BLUE Proxy Cards will be voted FOR the election of the Shareholder Nominees and FOR the approval and adoption of the Proposal, attached hereto as Exhibit A.

     With the exception of the election of directors and approval of the Proposal, CSG is not aware, at the present time, of any other matter which is scheduled to be voted upon by Shareholders at the Meeting. However, if any other matter properly comes before the Meeting, the persons named as proxies on the enclosed BLUE Proxy Card will vote all shares covered by such proxies in accordance with what they consider to be the best interest of the Shareholders and the Corporation.

     If your shares of Common Stock are held in the name of one or more brokerage firms, banks or nominees, only the bank or firm can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your shares or account and give instructions for the signing and return of the BLUE Proxy Card.


PROXY REVOCATION

     Whether or not you plan to attend the Meeting, CSG urges you to vote FOR the Shareholder Nominees and FOR the Proposal by signing, dating and returning the BLUE Proxy Card in the enclosed, self-addressed and stamped envelope. You can do this even if you have already signed and returned the proxy card solicited by the Board, because the enclosed Proxy also revokes any proxy that you may have previously granted.

     Execution of a proxy card will not affect your right to attend the Meeting and to vote in person. Any Shareholder granting a proxy (including a proxy given to CSG or the Corporation) may revoke it at any time before it is voted by (i) submitting a duly executed new proxy bearing a later date, (ii) attending and voting at the Meeting in person, or (iii) at any time before a previously executed proxy is voted, by giving written notice of revocation to the Corporation, Mason-Dixon Bancshares, Inc., Attention: Corporate Secretary. Merely attending the Meeting will not revoke any previous proxy which has been duly executed by you; you must also vote at such Meeting. The BLUE Proxy Card furnished to you by CSG, if properly executed and delivered, will revoke all undated and all earlier dated proxies.

     IF YOU PREVIOUSLY EXECUTED AND RETURNED A PROXY CARD TO THE
CORPORATION, CSG URGES YOU TO REVOKE IT BY SIGNING, DATING AND
MAILING THE BLUE PROXY CARD IN THE ENCLOSED ENVELOPE.  NO POSTAGE
IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.


CORPORATION'S ANNUAL REPORT AND MANAGEMENT'S PROXY STATEMENT

     An Annual Report to Shareholders (the "Annual Report") covering the Corporation's fiscal year ended December 31, 1996, is required to be furnished to Shareholders by the Corporation. Such Annual Report to Shareholders does not form any part of the material for the solicitation of proxies by CSG.

     Neither CSG nor any of its affiliates is presently an officer or director, or otherwise engaged in the management, of Mason-Dixon. Consequently, CSG does not have current information concerning the committee and Board meetings of the Corporation, the beneficial ownership of the Corporation's stock by the principal holders thereof, other information concerning the Corporation's management, the procedures and deadline for submitting proposals for consideration at the next Annual Meeting of Shareholders of the Corporation and certain other matters regarding the Corporation and the Meeting required by the rules of the Securities and Exchange Commission to be included in a proxy statement. Accordingly, reference is made to Management's Proxy Statement for such information.

     CSG does not make any representation as to the accuracy or completeness of the information contained in the Annual Report and Management's Proxy Statement.


                       QUORUM AND VOTING

     Management's Proxy Statement is required to provide information about the number of shares of the Corporation's Common Stock outstanding and entitled to vote, the number of record holders thereof, the Record Date for the Meeting, quorum, and the effect of broker non-votes and abstentions. Reference is made thereto for such information. Only Shareholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Meeting.



     CSG, through its members, has only nominated two persons for election to the Board. According to Management's Proxy Statement, the Board has nominated four persons for the four positions being filled at the Meeting. Therefore, there will be six nominees for four seats on the Board, and the four nominees who receive the greatest number of votes will be elected. Shareholders who use the BLUE Proxy Card furnished by CSG will be able to vote for the two Shareholder Nominees. Shareholders who use the Corporation's proxy card will not be able to vote for any of the Shareholder Nominees. Shareholders are not permitted to use both proxy cards. Any Shareholder who wishes to vote for one or more of the Shareholder Nominees and one or more of the company's nominees will be required to vote by ballot at the Meeting. Shareholders using the BLUE Proxy Card will lose the chance to vote for four (4) Directors and will only be able to elect two (2) Directors unless they attend the Meeting and vote by ballot.



               ITEM ONE -ELECTION OF DIRECTORS

     The Corporation's Articles of Incorporation and By-laws authorize the Board of Directors, with the approval of the Shareholders, to amend the Articles of Incorporation to fix the number of Board members at a number not less than twelve (12) nor more than fifteen (15). Each director belongs to one of three classes, and serves for a term of three years. The term of one class of directors expires in each year. Therefore, the Corporation has a staggered Board of Directors. Class II directors will be elected at the Meeting for a term of three years and until their successors have been elected and qualified. CSG proposes that the Shareholders elect the Shareholder Nominees as Class II directors of the Corporation at the Meeting.

     The nominees of the CSG members for election by the Shareholders to the Board at the Meeting are Barbara S. Floyd and Clarke Langrall. Both of these nominees have consented to serve as a director if elected, and it is not contemplated that either of them will be unavailable for election as a director. If any nominee at the time of election is unable to serve or is otherwise unavailable for election, the persons named as proxyholders on the enclosed BLUE Proxy Card will vote for one of the Corporation's nominee(s) as selected by CSG.

     The information below is provided with respect to the Shareholder Nominees for directors of the Corporation. Each
Shareholder Nominee is a United States citizen. Unless otherwise indicated, each nominee has been engaged in his or her current principal occupation for more than the past five years.

Barbara S. Floyd, CPA, age 41, is currently the President of Anthony Investments, Inc., of Severna Park, Maryland, where she provides business consulting services. She is also the owner and sole proprietor of Property Tax Reduction Specialists, of Glen Burnie, Maryland, through which she conducts property tax assessment appeals. She is a Certified Public Accountant and a Licensed Real Estate Appraiser. Until September 1992, Ms. Floyd was Senior Vice President, Chief Financial Officer and Treasurer of the Carroll County Bank and Trust Company, a wholly-owned subsidiary of the Corporation, and was also Vice President, Chief Financial Officer, and Treasurer of the Mason-Dixon. She is the Chairperson of CSG. In addition, Ms. Floyd entered into a service agreement with the other members of CSG (the "Agreement") whereby she will be compensated for providing general administrative services as follows: 5% of the difference between the acquisition price per share and $17.50 upon acquisition of Mason-Dixon by any acquiror or 5% of the difference between the stock price on the date the Service Agreement is terminated and $17.50. Also, CSG will reimburse her for her reasonable out-of-pocket expenses incurred in performing her duties. This agreement only exists between the Members and Ms. Floyd - this Agreement does not affect any other shareholders. The service agreement gives Ms. Floyd a personal financial stake in the event that the company is sold or acquired by a third party over and above her interest as a shareholder. Her personal financial interest in such a transaction may create a conflict of interest that may preclude her from voting on or participating in any discussion of such a transaction, so long as the Service Agreement remains in effect. This agreement only exists between the Members and Ms. Floyd -this Agreement does not affect any other shareholders.

     During the last quarter of 1996, Ms. Floyd was granted proxies giving her the power to vote the shares of each of the Members. However, as reported by CSG in the amended 13D, these proxies were revoked as of January 4, 1997, and the Court ordered recision of any Proxy or Power of Attorney not previously rescinded. Furthermore, Ms. Floyd and the members of CSG were ordered to make future solicitations in full conformity with applicable federal securities laws and regulations.

     In September 1992, Ms. Floyd filed a claim against the Corporation with the Equal Employment Opportunity Commission based on pay discrimination. The EEOC found no cause for Ms. Floyd's claim. Thereafter, Ms. Floyd instituted a lawsuit against Mason-Dixon seeking $300,000 in damages. The matter was concluded with an offer of judgment under the Federal Rules of Civil Procedure and the payment of $6,000 by the Corporation to Ms. Floyd.

Clarke Langrall, age 72, is Chairman of Hay and Langrall Insurance, LLC of Towson, Maryland, an Insurance Agency. He is an insurance advisor, broker and agent. Mr. Langrall, a founder of the Bank of Maryland, was a director of that Bank, prior to the acquisition of Bank of Maryland by Mason-Dixon. After the acquisition, Mr. Langrall served on the Bank of Maryland advisory board. He resigned from this board in October, 1996, because he felt the role of the advisory board was not meaningful and because he disagreed with the direction in which the Bank was headed. Thereafter, Mr. Langrall became a CSG member.

     If the two Shareholder Nominees are elected to the Board, ten of the twelve members of the Board will be management nominees, and CSG will not be in control of the Board. Since Mason-Dixon's bylaws provide that action by the Board requires a majority vote of the directors present at a meeting at which a quorum is present, the Shareholder nominees ordinarily will not be able to cause any action to be taken or not taken by the Board unless at least five (assuming all directors are present at a meeting of the Board) other directors agree with the position of the Shareholder Nominees. Nevertheless, the Shareholder Nominees may, because of their different backgrounds, expertise and prior experience with the Corporation, be able to sufficiently inform and persuade other directors to cause the Board to take or not take various actions.

     If elected, the Shareholder Nominees intend to seek to persuade the Board to take actions aimed at maximizing Shareholder value, which may include the sale or merger of the Corporation or the Bank to or with another financial institution. However, the Shareholder Nominees will seek to persuade the Board to approve such a transaction only if they believe that the value of the transaction is fair to the Shareholders. CSG and the Shareholder Nominees believe that the election of the Shareholder Nominees would send a strong message to the Board that the Shareholders want to maximize the value of their investment in the Corporation, and would make it likely that a strategic plan to maximize Shareholder value will be implemented by the Corporation. However, because the Shareholder Nominees would fill only two of the twelve seats on the Board if elected, there can be no assurance that the Board will seek to implement a strategic plan to increase Shareholder value, including the sale or merger of the Corporation or the Bank, even if the Shareholder Nominees are elected. Neither CSG nor either of the Shareholder Nominees is working on behalf of or as a representative of any potential acquiror of the Corporation or of the Bank. CSG and the Shareholder Nominees are only committed to maximizing the value of the investment of all of the Shareholders of Mason-Dixon.

     CSG recommends a vote FOR the election of these two persons as directors.


          ITEM TWO -APPROVAL AND ADOPTION OF PROPOSAL



     The Proposal, attached hereto as Exhibit A, is the proposal of Barbara S. Floyd, and was submitted by her to the Corporation. The Proposal promotes the basic goal of CSG: the maximization of Shareholder value through the exploration and consideration of merging or selling the Corporation. Therefore, the Members support the Proposal. Shareholders are urged to read the Proposal, in its entirety. Following is an outline of the terms of the Proposal. The information provided in this outline is qualified, in its entirety, by reference to the Proposal itself.

     NOTE: Stockholder proposals, by law, express only the recommendation of a stockholder, and, therefore, are usually stated in terms that express the desire of the stockholder that the Board of Directors consider the resolution, if it is passed. You should be aware that, although the Proposal is stated in mandatory terms, under Maryland law, such a proposal cannot bind the Board of Directors to take the actions desired by the proposal. In effect, the Proposal is more properly read as a recommendation that the Board "should" take the outlined actions as opposed to the Board "shall".

     Approval and adoption of the Proposal by the shareholders may result in the Board taking the Proposal under advisement, however, the Board will be under no obligation to do so.

     The Proposal advocates the following:

    - Sharing of Information among Directors. Directors who become aware of an expression of interest by a financially capable Potential Acquiror or of a Potential Acquisition (as these terms are defined in the Proposal) should supply such information to the rest of the Board of Directors so that the entire Board may consider such information.






     Investigations of Expressions of Interest. Although the Board may legally "just say no," CSG believes that prudence dictates that the Board should fully examine Acquisition opportunities or indications of interest so that directors have the maximum amount of information at their disposal when determining whether or not such a Proposed Acquisition is in the Corporation's best interests.

     Accordingly, the Board should attend presentations given by Potential Acquirors, communicate with Potential Acquirors and request details as well as written confirmation from Potential Acquirors concerning their interest in the Corporation or the Bank.


     -     Considering the Interests of Shareholders of Paramount
Importance.  Article 7 of the Articles of Incorporation of
Mason-Dixon permits the Board, in evaluating a Proposed
Acquisition, to consider the best interests of the Shareholders, as well as other factors it deems to be relevant. Shareholders previously approved an amendment to the Articles of Incorporation allowing the Board to consider such additional factors. CSG believes that the Board should consider the interests of Shareholders paramount to any other factors the Board may also legally consider.

     The members of CSG recommend a vote FOR the shareholder
Proposal.


      OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     The Board sent you a proxy statement ("Management's Proxy Statement") discussing the election of directors, the Proposal and any other matters that may properly come before the Annual Meeting. With the exception of the election of directors and approval of the Proposal, CSG is not aware at the present time of any other matter which is scheduled to be voted upon by Shareholders at the Meeting. However, if any other matter properly comes before the Meeting, the persons named as proxies on the enclosed BLUE Proxy Card will vote all shares covered by such proxies in accordance with their best judgment with respect to such matter.

        SHAREHOLDINGS OF CSG AND THE SHAREHOLDER NOMINEES

     The following table sets forth, as of February 28, 1997, the number and percent of outstanding shares of Common Stock beneficially owned by CSG and of its Shareholder Nominees.
Unless otherwise noted, these shares are held individually.

                      Principal    Amount and
Name and Principal    Occupation   Nature of
Business Address of   for Past     Beneficial      Percent of
Beneficial Owner      Five Years   Ownership<F10>  Class<F17>
------------------    ----------   --------------  ----------


Barbara S. Floyd,     Assessment     8,173<F11>       --
CPA                   Appeals;
Property Tax          Sr. Vice
Reduction Specialists President,
P.O. Box 1691         CFO and
Glen Burnie, MD       Treasurer
 21060-1691           Carroll County
                      Bank, until 1992
                      Vice President, CFO
                      and Treasurer, Mason-
                      Dixon until 1992

Clarke                Insurance     15,679<F12>       --
Langrall<F1>          agent, broker
Hay & Langrall        and advisor
Insurance LLC
606 Providence Road
Towson, MD 21286

Hildebert F.          Retired       52,119<F13>      --
Criste<F2>
Mary Ellen
Criste<F2>
P. O. Box 710
Riderwood, MD 21139
(Residence)

Jennifer M.           Homemaker         928          --
Spencer<F3>
Homemaker

                             11


Alvie G. Spencer,     Asset          30,783<F14>     --
Jr.<F3><F4>           Management
Aegis Asset
Management Group
Allan W. Roadcap<F4>   Retired
27 Smith Avenue
Westminster, MD 21157

Alan C. Spencer<F3>    Sales          2,022          --
Landmark Enterprises
201 Railroad Avenue
Westminster, MD 21157

Charles A. Miller,    Retired        20,369          --
Jr.
306 Chapelwood Lane
Lutherville, MD 21093
(Residence)

Daniel H. Sheppard,   Real Estate     13,400<F15>    --
Jr. <F5>              Retired
Mary Jane Sheppard
<F5>
Lincoln Associates
409 Washington Avenue
Towson, MD 21204

Jeffrey S.A.          Research and    16,200         --
Denner <F6>           Development
Aerospace Corp.
200 North Aviation
Blvd.
El Segundo, CA 90245

Jan Carleton          Manufacturing   16,200         --
Denner<F6>
Black & Decker
E. Joppa Rd.
Towson, MD 21204

Jon C. Denner<F6>     Surveyor        16,200         --
U.S. Geologic Survey
Courthouse, State Street
Montpelier, VT 05602

Rudolph E. Linder     Retired          8,832<F16>    --
<F7>
Joanne M. Linder
<F7>
519 St. Francis Road
Towson, MD 21286
(Residence)

Waisom & Co.<F8>      Charitable       5,124         --
7 St. Paul Street     Remainder
Baltimore, MD 21202   Foundation

Irving Cohen          Retired          4,270         --
2305 Velvet Valley
Way
Owings Mills, MD 21117
(Residence)

                              12


Julius Zulver<F9>     Hardware        28,819         --
Walbrook Mill &       Sales
Lumber Co.
2636 W. North Avenue
Baltimore, MD 21216

Concerned                            239,118         4.5%
Shareholders Group
(19 persons)
________________________

<F1> Former Bank of Maryland Director

<F2> Hildebert F. Criste and Mary Ellen Criste are husband and wife. Mr. Criste is the former Chairman of the Bank of Maryland
Board of Directors.

<F3> Alvie G. Spencer, Jr. is the father of Jennifer M. Spencer and of Alan C. Spencer.

<F4> Alvie G. Spencer is authorized by a power of attorney to vote Allan W. Roadcap's shares. Mr. Spencer is a former director of Mason-Dixon.

<F5> Daniel H. Sheppard, Jr. and Mary Jane Sheppard are husband and wife.

<F6> These persons are siblings.

<F7> Rudolph E. Linder and Joanne M. Linder are husband and wife.

<F8> Waisom & Co. is represented by John H. Somerville, general partner.

<F9> Mr. Zulver is a former Bank of Maryland Director.

<F10> Information relating to beneficial ownership of Common
Stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under Section 13(d) of the Exchange Act. Under such rules, a person is deemed to be "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of, or to direct the disposition of, such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within sixty (60) days of February 28, 1997. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children and other relatives residing in the same household, and trusts, partnership, corporations or deferred compensation plans which are affiliated with the principal.

<F11> 69 shares are held for the benefit of Ms. Floyd's minor children.

<F12> 1,227 shares are held by Mr. Langrall as custodian for his son.

<F13> 45,369 shares are held jointly by Mr. and Mrs. Criste.
6,750 shares are held individually by Mr. Criste.

<F14> 27,283 shares are held individually by Alvie Spencer.  Mr.
Roadcap shares voting and dispositive power over 3,500 shares with Alvie Spencer via a power of attorney granted by Mr. Roadcap to Mr. Spencer.

<F15> 5,282 shares are held jointly by Mr. and Mrs. Sheppard, and
8,118 shares are held individually by Mr. Sheppard.

<F16> 2,000 shares are held jointly by Mr. and Ms. Linder.  6,832 shares are held by Mr. Linder individually.

<F17> Less than 1% unless otherwise indicated.


                 INFORMATION ABOUT PARTICIPANTS
               IN THE CONCERNED SHAREHOLDERS GROUP
                      PROXY SOLICITATION

     The proxies solicited hereby are sought by the Members of CSG. The Shareholder Nominees may also be deemed "participants" in this solicitation, as that term is defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended. The number of shares held beneficially by the participants as well as each person's respective business address and principal occupation is described in the "Shareholdings of CSG and the Shareholder Nominees" section, above.

     For transactions made in the Corporation's Common Stock by the participants in the past two years, see Exhibit B.

     Except as set forth in this Proxy Statement, to the best knowledge of CSG, the Members, the Shareholder Nominees or any of their respective affiliates or associates, none of them, directly or indirectly, beneficially own any shares of Common Stock or any securities of any subsidiary of the Corporation, has had any relationship with the Corporation in any capacity other than as a Shareholder, nor is or has been a party to any transactions or series of similar transactions since January 1, 1996, nor knows of any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates or associates had, or will have, a direct or indirect interest, nor has either Shareholder Nominee, nor CSG, nor any of their respective affiliates or associates, entered into any agreement or understanding with any person respecting any future employment by the Company or its affiliates or any future transactions to which the Corporation or any of its affiliates will or may be a party. Other than the agreements by the Shareholder Nominees to serve as directors of the Corporation if elected and the Agreement, described above, there are no contracts, arrangements or understandings by the Shareholder Nominees, CSG or any of their respective affiliates or associates within the past year with any person with respect to the Corporation's securities.


                 PROXY SOLICITATION EXPENSES


     CSG will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the Proxy Card and the cost of soliciting proxies. CSG does not plan to seek reimbursement of these expenses from the Corporation.

     The total cost of this proxy solicitation (including fees of attorneys, solicitors and advertising and printing expenses) is estimated to be approximately $150,000. CSG has incurred to date approximately $110,000 in proxy solicitation expenses.



     In addition to this initial solicitation by mail, proxy solicitations may be made by phone, telecopier, mail or in person by CSG members and the Shareholder Nominees without compensation, except for reimbursement of reasonable out-of-pocket expenses. CSG will reimburse banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization of execution of proxies.

                                                EXHIBIT A

                      SHAREHOLDER PROPOSAL

     RESOLVED, that any director of Mason-Dixon who is or becomes aware of any expression of interest by any financially capable person or entity ("Potential Acquiror") in a potential merger, consolidation or share exchange with, or transfer of all or substantially all (as defined in the articles of incorporation) of the assets of Mason-Dixon to, such Potential Acquiror ("Proposed Acquisition") shall promptly disclose any known details to Mason-Dixon's board of directors ("Board"), and the Board, upon learning of Proposed Acquisition through a director or otherwise, shall (a) attend presentations given by the Potential Acquiror or invite the Potential Acquiror to make a presentation to the Board, (b) communicate with the Potential Acquiror and request details of the proposed Acquisition, the proposed structure of the transaction and amount and type of consideration offered, (c) request that written confirmation of the Proposed Acquisition be sent to the Board for consideration,
(d) report the terms of any Proposed Acquisition, the status of negotiations and recommendation of the Board to the shareholders at each meeting of shareholders (unless confidentiality is legally required), and (e) hold the interests of Mason-Dixon's shareholders paramount to any other factors considered by the Board in evaluating any Acquisition Proposal pursuant to Article 7 of Mason-Dixon's articles of Incorporation or otherwise.




     This Proposal is the proposal of Barbara S. Floyd, and was submitted by her to the Corporation. The Proposal promotes the basic goal of CSG: the maximization of Shareholder value through the exploration and consideration of merging or selling the Corporation. Therefore, the Members support the Proposal. Shareholders are urged to read the Proposal, in its entirety. Following is an outline of the terms of the Proposal. The information provided in this outline is qualified, in its entirety, by reference to the Proposal itself.

     NOTE: Stockholder proposals, by law, express only the recommendation of a stockholder, and, therefore, are usually stated in terms that express the desire of the stockholder that the Board of Directors consider the resolution, if it is passed. You should be aware that, although the Proposal is stated in mandatory terms, under Maryland law, such a proposal cannot bind the Board of Directors to take the actions desired by the proposal. In effect, the Proposal is more properly read as a recommendation that the Board "should" take the outlined actions as opposed to the Board "shall".

     Approval and adoption of the Proposal by the shareholders may result in the Board taking the Proposal under advisement, however, the Board will be under no obligation to do so.

     The Proposal advocates the following:

     - Sharing of Information among Directors. Directors who become aware of an expression of interest by a financially capable Potential Acquiror or of a Potential Acquisition (as these terms are defined in the Proposal) should supply such information to the rest of the Board of Directors so that the entire Board may consider such information.

                                                    EXHIBIT A

     -     Investigation of Expressions of Interest.   Although
the Board may legally "just say no," CSG believes that prudence dictates that the Board should fully examine Acquisition opportunities or indications of interest so that directors have the maximum amount of information at their disposal when determining whether or not such a Proposed Acquisition is in the Corporation's best interests. Accordingly, the Board should attend presentations given by Potential Acquirors, communicate with Potential Acquirors and request details as well as written confirmation from Potential Acquirors concerning their interest in the Corporation or the Bank.

     - Considering the Interests of Shareholders of Paramount Importance. Article 7 of the Articles of Incorporation of Mason-Dixon permits the Board, in evaluating a Proposed Acquisition, to consider the best interests of the Shareholders, as well as, other factors it deems to be relevant. Shareholders previously approved an amendment to the Articles of Incorporation allowing the Board to consider such additional factors. CSG believes that the Board should consider the interests of Shareholders paramount to any other factors the Board may also legally consider.

     The members of CSG recommend a vote FOR the shareholder
Proposal.

      Due to the insufficient time to undertake a cost-effective and meaningful proxy solicitation, CSG has decided not to undertake a proxy solicitation in connection with the 1997 Mason-Dixon Annual Meeting of Shareholders. However, the shareholder proposal will still appear on the Mason-Dixon Bancshares, Inc. Proxy Card and will be presented at the Annual Meeting. CSG does not intend to nominate persons as directors from the floor of the Annual Meeting.

                                                 EXHIBIT B

                STOCK TRANSACTIONS OF PARTICIPANTS
               February 28, 1995 - February 28, 1997

                                BUY/    PURCHASE
NAME               DATE         SELL    PRICE       # SHARES
----               ----         ----    --------    --------


Barbara S. Floyd   11-13-96     Buy      20 1/8       2,000
                   10-30-96     Buy      17 3/4       3,000
                   10-24-96     Buy      17 5/8         890
                    1-31-95     Sell     15 1/2         273

Hildebert Criste   11-12-96     Buy      21 1/2         250
                   10-28-96     Buy      17.56        3,000
                    10-8-96     Buy      17           3,000
                    10-4-96     Buy      17 1/4         500

Alvie Spencer, Jr.  4-24-96     Buy      18 1/2         300
                    3-27-96     Buy      18 1/4         800

Charles Miller     11-11-96     Buy      20.75        2,000

Rudolph & Joanne    11-6-96     Buy      19.25        1,000
Linder              11-6-96     Buy      19.50        1,000

Clarke Langrall       10-96     Buy      17.50        2,000
                       9-96     Buy      17.50          500
                                                        800
                                         17.75        2,500
                       8-96     Buy      17.50        1,000


            AMENDED PRELIMINARY FORM OF PROXY CARD         [BLUE]

Important: CSG is not currently asking you for a proxy and you are requested not to send us a proxy at this time!


    PROXY SOLICITED BY THE CONCERNED SHAREHOLDER GROUP ("CSG")
            IN OPPOSITION TO THE BOARD OF DIRECTORS
               OF MASON-DIXON BANCSHARES, INC.
     FOR THE ANNUAL MEETING OF SHAREHOLDERS, APRIL 19, 1997

The undersigned hereby appoints Barbara S. Floyd, Charles Miller and Clarke Langrall, and each or any of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $1.00 per share, of Mason-Dixon Bancshares, Inc. (the "Corporation") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders (the "meeting") of the Corporation to be held on April 19, 1997, and at any and all adjournments or postponements thereof.

1. Election of Shareholder Nominees to the Board of Directors of Corporation (check one box only)



      Barbara S. Floyd, Clarke Langrall

     /    /  FOR      /   /  WITHHOLD       /   /  AGAINST
                             AUTHORITY



(If you wish to withhold authority to vote for one of the nominees listed above, please write that nominee's name on the line below.)


     CSG RECOMMENDS A VOTE FOR THE ELECTION OF THESE TWO PERSONS
     AS DIRECTORS.




2. Approval and adoption of the Shareholder Proposal, attached hereto as Exhibit A

     /    /  FOR    /    /  WITHHOLD AUTHORITY  /    /  AGAINST


     CSG RECOMMENDS A VOTE FOR PROPOSAL TWO.

3. The proxies are hereby authorized to vote in their discretion upon all other matters which may properly come before the Meeting or any adjournments of postponements thereof.

THIS PROXY WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED
SHAREHOLDER, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED
FOR THE ELECTION OF THE SHAREHOLDER NOMINEES LISTED IN ITEM 1 AND
FOR THE SHAREHOLDER PROPOSAL SET FORTH IN ITEM 2.

THIS PROXY CARD HEREBY REVOKES ANY PROXY DATED PRIOR TO THE DATE
HEREOF, OR NOT DATED AND GRANTED IN FAVOR OF BARBARA S. FLOYD,
CHARLES MILLER AND CLARKE LANGRALL, AND EACH OR ANY OF THEM, OR
GRANTED TO ANY PERSON WHO SERVES AS A PROXY PURSUANT TO A
SOLICITATION BY OR ON BEHALF OF THE CORPORATION.

The undersigned hereby acknowledges receipt of the Proxy
Statement of CSG dated April __, 1997.

        DATED: __________________________, 1997


        Signature: _______________________

        Co-owner's
        Signature, if
        held jointly:__________________________

        Title or Authority______________________

        Please sign exactly as your name appears on this proxy.
Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate proxies should be signed by an authorized officer.

PLEASE SIGN, DATE AND RETURN THIS BLUE PROXY CARD PROMPTLY USING
THE ENCLOSED SELF-ADDRESSED AND STAMPED ENVELOPE.

                  UNITED STATES DISTRICT COURT
                     DISTRICT OF MARYLAND

CHAMBERS OF                               U.S. COURTHOUSE
CATHERINE C. BLAKE                     101 WEST LOMBARD STREET
UNITED STATES DISTRICT JUDGE           BALTIMORE, MARYLAND 21201
                                           (410) 962-3220
                                        FAX: (410) 962-6836



                            April 9, 1997



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

           RE: Concerned Shareholders Group - Proxy Materials

Dear Sir/Madam:

     In the matter of MASON-DIXON BANCSHARES, INC. v. ANTHONY INVESTMENTS, INC. ET AL., Civil No. CCB 96-3836, United States District Court for the District of Maryland, this court has ordered changes to the original preliminary proxy materials submitted by the Concerned Shareholders Group ("CSG"), a group of stockholders of registrant Mason-Dixon Bancshares Inc., ("Mason-Dixon"), who are defendants in the pending litigation. Enclosed are the revised and amended preliminary proxy materials of CSG.

     CSG filed its preliminary proxy materials with the Commission through the EDGAR system on March 31, 1997. On April
2, 1997, Mason-Dixon filed a motion for injunctive relief based on alleged false and misleading statements contained in CSG's proxy materials.

     A hearing was held on Mason-Dixon's motion on April 7, 1997. The court found that statements concerning two issues in CSG's proxy materials were misleading. The court ordered that certain statements be omitted or changed and that this letter be made a part of the public filing of CSG's revised and amended proxy materials. Other changes were voluntarily made to the proxy materials by CSG in agreement with Mason-Dixon.

     The first issue relates to statements in CSG's original proxy materials that Mason-Dixon had received an acquisition inquiry that, if pursued, could have resulted in a "significant gain" for shareholders "in excess of . . . $97,000,000." The court and the parties agree that the inquiry was not a firm offer.
Speculation, prediction, and conjecture about the value of a possible acquisition not the subject of a firm offer is misleading to shareholders. Accordingly, CSG was ordered to delete references to the value of the inquiry from its proxy materials.

     The second issue relates to CSG's claim that it "complied with Maryland law [Section 3-314] by contacting the Commissioner's office, which informed them that they did not have to file any report." Section 3-314 of the Maryland Financial Institutions Article requires persons acquiring greater than 5% of voting stock in a bank holding company to obtain prior approval from the Commissioner of Financial Regulation of Maryland. In the event that CSG is found to have violated the statute, the penalty may include a conversion of the stock to non-voting for a period of five years. The Commissioner's office did not give prior approval for CSG's acquisition of voting stock in Mason-Dixon. Neither the Commissioner, nor this court, has yet determined whether CSG violated Section 3-314. Accordingly, statements that CSG complied with Section 3-314 and that no report was required to be filed have been deleted from CSG's proxy materials.

     The Amended Preliminary Proxy Statement attached reflects all of the changes made to the materials and supersedes the original preliminary filing. This ruling does not in any way reflect the court's opinion of the merits of the proposals of CSG.

                              Sincerely,


                              /s/ Catherine C. Blake
                              ---------------------------
                              Catherine C. Blake
                              United States District Judge